EXHIBIT 12

MARSHALL & ILSLEY CORPORATION

Computation of Ratio of Earnings to Fixed Charges

($000’s)

	Years Ended December 31,
	2004		2003		2002		2001		2000
Earnings:
Earnings before income taxes, extraordinary items and cumulative effect of changes in accounting principles	$944,966		$758,387		$718,592		$501,045		$470,350

Fixed charges, excluding interest on deposits	281,244		267,379		301,518		321,059		321,812

Earnings including fixed charges but excluding interest on deposits	1,226,210		1,025,766		1,020,110		822,104		792,162

Interest on deposits	276,102		228,216		283,385		566,899		772,016

Earnings including fixed charges and interest on deposits	$1,502,312		$1,253,982		$1,303,495		$1,389,003		$1,564,178

Fixed Charges:
Interest Expense:

Short-term borrowings	$61,256		$81,070		$150,310		$188,587		$224,187

Long-term borrowings	196,440		163,348		127,343		110,842		78,773

One-third of rental expense for all operating leases (the amount deemed representative of the interest factor)	23,548		22,961		23,865		21,630		18,852

Fixed charges excluding interest on deposits	281,244		267,379		301,518		321,059		321,812

Interest on deposits	276,102		228,216		283,385		566,899		772,016

Fixed charges including interest on deposits	$557,346		$495,595		$584,903		$887,958		$1,093,828

Ratio of Earnings to Fixed Charges:

Excluding interest on deposits	4.36	x	3.84	x	3.38	x	2.56	x	2.46	x

Including interest on deposits	2.70	x	2.53	x	2.23	x	1.56	x	1.43	x